UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
_________________________

Date of Report: February 6, 2020

Commission file number 1- 33198
_________________________

TEEKAY OFFSHORE PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
_________________________

4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40- F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Offshore Partners L.P. dated February 6, 2020.
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY OFFSHORE PARTNERS L.P.

	By:	Teekay Offshore GP L.L.C., its general partner

Date: February 6, 2020	By:	/s/ Edith Robinson
Edith Robinson Secretary

TEEKAY OFFSHORE PARTNERS REPORTS
FOURTH QUARTER AND ANNUAL 2019 RESULTS
•Revenues of $312.1 million and a net loss of $285.5 million, or $(0.71) per common unit, in the fourth quarter of 2019
•Adjusted net income attributable to the partners and preferred unitholders(1) of $19.8 million, and adjusted net income attributable to the limited partners' interest of $0.03 per common unit (excluding items listed in Appendix B to this release) in the fourth quarter of 2019
•Adjusted EBITDA(1) of $167.1 million in the fourth quarter of 2019
•Net loss of $285.5 million was impacted by an impairment charge of $342.4 million mainly relating to one FPSO unit and the Arendal Spirit UMS
•In January 2020, completed the plan of merger with Brookfield relating to the Partnership's common units
•In January 2020, took delivery of the first E-shuttle tanker newbuilding, the Aurora Spirit
Hamilton, Bermuda, February 6, 2020 - Teekay Offshore GP L.L.C. (TOO GP), the general partner of Teekay Offshore Partners L.P. (Teekay Offshore or the Partnership), today reported the Partnership’s results for the quarter and year ended December 31, 2019.

Consolidated Financial Summary

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
(in thousands of U.S. Dollars, except per unit data)	2019	2019 (2)	2018	2019	2018
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
GAAP FINANCIAL RESULTS
Revenues	312,142	299,447	445,213	1,268,000	1,416,424
Net (loss) income	(285,549)	(34,769)	67,842	(350,895)	(123,945)
Limited partners' interest in net (loss) income per
common unit - basic	(0.71)	(0.10)	0.14	(0.92)	(0.36)
NON-GAAP FINANCIAL RESULTS
Adjusted EBITDA (1)	167,147	157,660	289,548	671,898	782,521
Adjusted net income attributable to the partners
preferred unitholders (1)	19,796	4,659	130,463	58,696	149,587
Limited partners' interest in adjusted net income
per common unit (1)	0.03	(0.01)	0.30	0.06	0.29
(1)These are non-GAAP financial measures. Please refer to "Definitions and Non-GAAP Financial Measures" and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP).
(2)Please refer to Appendices to the release announcing the results for the third quarter of 2019 attached as Exhibit 1 to the Form 6-K filed with the Securities and Exchange Commission on November 7, 2019 for a reconciliation of these non-GAAP measures to the most directly comparable financial measures under GAAP.

Fourth Quarter of 2019 Compared to Fourth Quarter of 2018
Revenues were $312 million in the fourth quarter of 2019, a decrease of $133 million, compared to $445 million in the same quarter of the prior year, primarily due to $91 million of revenue related to the positive settlement with Petróleo Brasileiro S.A. and certain of its subsidiaries (together Petrobras) recorded during the fourth quarter of 2018, a decrease of $21 million due to the amortization of non-cash deferred revenue relating to the Piranema Spirit FPSO unit during the fourth quarter of 2018, a $12 million decrease due to fewer vessels in our CoA shuttle tanker fleet during the fourth quarter of 2019 and the redelivery of an older shuttle tanker in August 2019 and an $8 million decrease due to the completion of the Ostras FPSO charter contract in March 2019.

Teekay Offshore Partners L.P. Investor Relations Tel: +47 51 44 27 00 www.teekayoffshore.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Net loss increased to $286 million in the fourth quarter of 2019 compared to net income of $68 million in the same quarter of the prior year. A $326 million increase in the net write-down of vessels and the decrease in revenues described above was partially offset by a $61 million increase in unrealized fair value gains mainly related to interest rate swap derivative instruments, reflecting increased interest rate levels in the fourth quarter of 2019 compared to decreased interest rate levels in the fourth quarter of 2018, a $21 million increase in equity income, a $10 million increase in foreign currency exchange gains, a $6 million decrease in depreciation and amortization expense due to the sale of certain shuttle tankers and a $5 million decrease in interest expense.

Non-GAAP Adjusted EBITDA was $167 million in the fourth quarter of 2019, representing a decrease of $123 million, compared to $290 million in the fourth quarter of 2018. This decrease was primarily due to the decrease in revenues, as explained above, partially offset by a $9 million increase in earnings from equity-accounted joint ventures.

Non-GAAP Adjusted Net Income was $20 million in the fourth quarter of 2019, a decrease of $110 million compared to $130 million in the fourth quarter of 2018, primarily due to the $123 million decrease in Non-GAAP Adjusted EBITDA, partially offset by a $6 million decrease in depreciation and amortization expense and a $5 million decrease in interest expense.

Fourth Quarter of 2019 Compared to Third Quarter of 2019
Revenues increased by $13 million to $312 million for the fourth quarter of 2019, compared to $299 million for the third quarter of 2019, mainly due to increased utilization and rates in the shuttle tanker and towage fleets, and net loss increased by $251 million in the fourth quarter of 2019, compared to the prior quarter. The net loss during the fourth quarter of 2019 was impacted by a $342 million write-down of vessels. This was partially offset by the increase in revenues, as explained above, a $39 million increase in the consolidated unrealized fair value gains mainly related to interest rate swap derivative instruments, a $23 million increase in equity income due to the recognition of a maintenance bonus during the fourth quarter of 2019 and unrealized fair value gains on derivative instruments within the equity-accounted joint ventures, and an $11 million increase in foreign currency exchange gains.

Non-GAAP Adjusted EBITDA was $167 million in the fourth quarter of 2019, representing an increase of $9 million compared to $158 million in the third quarter of 2019. The increase was primarily due to an $8 million increase in earnings in the FPSO segment mainly from the recognition of the maintenance bonus during the fourth quarter of 2019 in the Pioneiro de Libra FPSO equity-accounted joint venture.

Non-GAAP Adjusted Net Income was $20 million in the fourth quarter of 2019, an increase of $15 million compared to $5 million in the third quarter of 2019 due to the increase in Non-GAAP Adjusted EBITDA and a $6 million decrease in interest expense.

Fiscal Year 2019 Compared to Fiscal Year 2018
Revenues were $1,268 million for the year ended December 31, 2019, compared to $1,416 million for the prior fiscal year. The decrease in revenues was primarily due to $91 million of revenue related to the positive settlement with Petrobras recorded during the fourth quarter of 2018, a $33 million decrease due to reduced charter rates under the Piranema Spirit FPSO contract extension and the amortization of non-cash deferred revenue in 2018, and a $30 million decrease due to the expiration of the Ostras FPSO charter contract in March 2019.

Net loss increased by $227 million for the year ended December 31, 2019 compared to the prior fiscal year mainly due to the $148 million decrease in revenues explained above, a $109 million increase in the net write-down of vessels and a $98 million increase in realized and unrealized losses on derivative instruments, partially offset by the absence in 2019 of $55 million of losses on debt repurchases, a $30 million decrease in operating expenses, a $23 million decrease in depreciation and amortization expense, a $15 million decrease in income tax expense and a $12 million increase in foreign currency exchange gains.

Non-GAAP Adjusted EBITDA was $672 million for the year ended December 31, 2019, compared to $783 million in the prior fiscal year, representing a decrease of $111 million. This decrease was due to the decrease in revenues,

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as explained above, in particular the absence of the $91 million Petrobras settlement, partially offset by a $30 million decrease in operating expenses.

Non-GAAP Adjusted Net Income was $59 million for the year ended December 31, 2019, a decrease of $91 million compared to $150 million for 2018, primarily due to the decrease in Non-GAAP Adjusted EBITDA, partially offset by a $23 million decrease in depreciation and amortization expense.

Please refer to “Operating Results” for additional information on variances by segment and Appendices A and B for reconciliations between GAAP net (loss) income and Non-GAAP Adjusted EBITDA and Adjusted Net Income, respectively.

Summary of Recent Events

Delivery of Shuttle Tanker Newbuilding

In January 2020, the Partnership took delivery of one LNG-fueled Aframax shuttle tanker newbuilding, the Aurora Spirit. The vessel was constructed based on the Partnership's E-shuttle design, which incorporates technologies intended to increase fuel efficiency and reduce emissions, including LNG fuel and recovered volatile organic compounds (VOCs) as secondary fuel, as well as battery packs for flexible power distribution and blackout prevention. The vessel will commence operations under an existing master agreement with Equinor in the North Sea.

Completion of Brookfield Acquisition by Merger

On January 22, 2020, Brookfield Business Partners L.P., together with certain of its affiliates and institutional partners (collectively, Brookfield), completed its acquisition by merger (the Merger) of all of the outstanding publicly held and listed common units representing limited partner interests of the Partnership (common units) held by parties other than Brookfield (unaffiliated unitholders) pursuant to the agreement and plan of merger (the Merger Agreement) among the Partnership, TOO GP and certain members of Brookfield.

Under the terms of the Merger Agreement, common units held by unaffiliated unitholders were converted into the right to receive $1.55 in cash per common unit (the cash consideration), other than common units held by unaffiliated unitholders who elected to receive the equity consideration (as defined below). As an alternative to receiving the cash consideration, each unaffiliated unitholder had the option to elect to forego the cash consideration and instead receive one newly designated unlisted Class A Common Unit of the Partnership per common unit (the equity consideration). The Class A Common Units are economically equivalent to the common units held by Brookfield following the Merger, but have limited voting rights and limited transferability.

As a result of the Merger, Brookfield owns 100% of the Class B Common Units, representing approximately 98.7% of the outstanding common units of the Partnership. All of the Class A Common Units, representing approximately 1.3% of the outstanding common units of the Partnership as of the closing of the Merger, are held by the unaffiliated unitholders who elected to receive the equity consideration in respect of their common units.

As a result of the Merger, and that the exercise price of each of the outstanding warrants exceeded the cash consideration, the warrants were automatically canceled and ceased to exist. No consideration was delivered in respect thereof. Pursuant to the terms of the Merger Agreement, the Partnership’s outstanding preferred units were unchanged and remain outstanding following the Merger.

Trading of the Partnership's common units was suspended on the New York Stock Exchange (the NYSE) before the beginning of trading on January 23, 2020. The Partnership requested that the NYSE file a Form 25 with the United States Securities and Exchange Commission (the SEC) notifying the SEC of the delisting of its common units on the NYSE and the deregistration of the common units. The deregistration of the common units will become effective 90 days after the filing of the Form 25 or such shorter period as may be determined by the SEC.

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Plan to Rebrand as Altera Infrastructure

In January 2020, following the closing of the Merger, the Partnership announced that it intends to change its name in due course to Altera Infrastructure L.P. and, effective from March 24, 2020, to rebrand the consolidated group of companies under the new umbrella of Altera Infrastructure.

Changes to Board of Directors

In January 2020, the Partnership announced the following changes to the Board of Directors of TOO GP:

•The retirement of David L. Lemmon as a TOO GP Director and a member of the Audit, Compensation and Conflicts Committees, effective January 23, 2020, after 14 years with the TOO GP’s Board of Directors.
•Mr. Lemmon's replacement on the Audit Committee by Bill Utt, who is Chairman of the Board and Chairman of the Governance Committee.
•The prospective retirement of Kenneth Hvid, CEO of Teekay Corporation, as a TOO GP Director effective June 17, 2020, after nine years with TOO GP's Board of Directors.

Financing

In October 2019, a subsidiary of the Partnership, Teekay Shuttle Tankers L.L.C., successfully placed $125 million of senior unsecured green floating-rate bonds due in October 2024. The bonds carry a coupon of three-month LIBOR plus 6.50%. The proceeds from the bonds will be to partially fund four LNG-fueled shuttle tankers, one of which delivered to the Partnership in January 2020, and the remaining of which vessels are currently under construction with expected deliveries through 2021.

In October 2019, the Partnership secured a $100 million bridge term loan to provide pre- and post-delivery financing for a shuttle tanker newbuilding to operate on the East Coast of Canada, which matures in August 2022. The debt facility bears interest at a rate of LIBOR plus 250 basis points until March 2020 and increases by 25 basis points per quarter thereafter. The Partnership intends to refinance the bridge loan into the existing East Coast Canada shuttle financing secured by the three vessels in operation. The facility remains undrawn.

Økokrim Investigation

In January 2020, Økokrim (the Norwegian National Authority for Investigation and Prosecution of Economic and Environmental Crime) and the local Stavanger police raided Teekay Shipping Norway AS' (a subsidiary of the Partnership) premises, based on a search warrant issued pursuant to suspected violations of Norwegian pollution and export laws in connection with the export of the Navion Britannia shuttle tanker from the Norwegian Continental Shelf in March 2018. The Partnership has not identified such violations but continues to evaluate any potential liabilities together with advisors.

Liquidity Update

As of December 31, 2019, the Partnership had total liquidity of $304 million, including $105 million undrawn on a revolving credit facility, an increase of $33 million compared to September 30, 2019. The increase in liquidity was primarily due to the Partnership's issuance of $125 million of senior unsecured green bonds during the fourth quarter of 2019.

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Operating Results

The commentary below compares certain results of our operating segments (including the non-GAAP measure of Adjusted EBITDA) for the three months ended December 31, 2019 to the same period of the prior year, unless otherwise noted.

FPSO Segment

	Three Months Ended
	December 31,	September 30,	December 31,
	2019	2019	2018
(in thousands of U.S. Dollars)	(unaudited)	(unaudited)	(unaudited)
Revenues	115,258	113,362	143,651
Adjusted EBITDA	81,739	73,550	108,543

Adjusted EBITDA (including Adjusted EBITDA from equity-accounted vessels) decreased by $27 million primarily due to the absence of $21 million in the amortization of non-cash deferred revenue relating to the Piranema Spirit FPSO unit and a decrease of $8 million due to the expiration of the charter contract of the Ostras FPSO unit in March 2019.

Adjusted EBITDA for the fourth quarter of 2019 increased by $8 million, compared to the third quarter of 2019, primarily due the recognition of a maintenance bonus during the fourth quarter of 2019 relating to the Libra FPSO unit in an equity-accounted joint venture.

Shuttle Tanker Segment

	Three Months Ended
	December 31,	September 30,	December 31,
	2019	2019 (2)	2018
(in thousands of U.S. Dollars)	(unaudited)	(unaudited)	(unaudited)
Revenues	141,541	133,659	206,212
Adjusted EBITDA	65,339	64,421	124,038

Adjusted EBITDA decreased by $59 million mainly due to $55 million of revenues related to the positive settlement with Petrobras received in the fourth quarter of the prior year and a $5 million decrease due to the redelivery of the Stena Sirita from its charter contract in August 2019, which had reached the end of its estimated useful life.

Adjusted EBITDA for the fourth quarter of 2019 was generally in line with the third quarter of 2019.

FSO Segment

	Three Months Ended
	December 31,	September 30,	December 31,
	2019	2019	2018
(in thousands of U.S. Dollars)	(unaudited)	(unaudited)	(unaudited)
Revenues	35,690	35,168	36,734
Adjusted EBITDA	22,415	23,703	25,508

Adjusted EBITDA decreased by $3 million mainly due to higher repair and maintenance expenses.

Adjusted EBITDA for the fourth quarter of 2019 was generally in line with the third quarter of 2019.

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UMS Segment

	Three Months Ended
	December 31,	September 30,	December 31,
	2019	2019	2018
(in thousands of U.S. Dollars)	(unaudited)	(unaudited)	(unaudited)
Revenues	446	441	36,536
Adjusted EBITDA	(2,310)	(1,574)	35,011

Adjusted EBITDA decreased by $37 million due to the absence of $37 million of revenues related to the positive settlement with Petrobras received in the same quarter of the prior year.

Adjusted EBITDA for the fourth quarter of 2019 was generally in line with the third quarter of 2019.

Towage Segment

	Three Months Ended
	December 31,	September 30,	December 31,
	2019	2019	2018
(in thousands of U.S. Dollars)	(unaudited)	(unaudited)	(unaudited)
Revenues	19,207	16,817	15,252
Adjusted EBITDA	1,467	(1,198)	(1,202)

Adjusted EBITDA increased by $3 million compared to both prior periods presented due to higher utilization.

Conventional Tanker Segment

	Three Months Ended
	December 31,	September 30,	December 31,
	2019	2019	2018
(in thousands of U.S. Dollars)	(unaudited)	(unaudited)	(unaudited)
Revenues	—	—	6,828
Adjusted EBITDA	—	—	(880)

The Partnership redelivered the two in-chartered vessels to their owners in March and April 2019, respectively, and no longer has activity in the conventional tanker segment.

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Teekay Offshore’s Fleet
The following table summarizes Teekay Offshore’s fleet as of February 6, 2020. In comparison to the previously-reported fleet table in the release for the third quarter of 2019, Teekay Offshore's fleet decreased by two vessels due to the sale of the Navion Hispania and Stena Sirita shuttle tankers in January 2020, both of which vessels had reached the end of their estimated useful lives.

	Number of Vessels
	Owned Vessels		Chartered-in Vessels	Committed Newbuildings		Total
FPSO Segment	8	(i)	—	—		8
Shuttle Tanker Segment	24	(ii)	2	6	(iii)	32
FSO Segment	5		—	—		5
UMS Segment	1		—	—		1
Towage Segment	10		—	—		10
Total	48		2	6		56
(i)Includes two FPSO units, the Cidade de Itajai and Libra, in which Teekay Offshore’s ownership interest is 50 percent.
(ii)Includes four shuttle tankers in which Teekay Offshore’s ownership interest is 50 percent and one HiLoad DP unit.
(iii)Includes six DP2 shuttle tanker newbuildings scheduled for delivery through early-2022, one of which will operate under Teekay Offshore's master agreement with Equinor in the North Sea, four of which will join Teekay Offshore's CoA portfolio in the North Sea and one which will operate under Teekay Offshore's existing contracts on the East Coast of Canada.

Conference Call
The Partnership plans to host a conference call on Thursday, February 6, 2020 at 12:00 p.m. (ET) to discuss the results for the fourth quarter of 2019. All unitholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•By dialing 1-800-367-2403 or +1 (647) 490-5367, if outside North America, and quoting conference ID code 3380755
•By accessing the webcast, which will be available on Teekay Offshore's website at www.teekayoffshore.com (the archive will remain on the website for a period of one year).

An accompanying Fourth Quarter 2019 Earnings Presentation will also be available at www.teekayoffshore.com in advance of the conference call start time.

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Forward Looking Statements
This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including, among others: the timing and certainty of the delisting and deregistration of the Partnership's common units; the timing of the retirement of Kenneth Hvid from TOO GP's Board of Directors; the expected use of proceeds from the Partnership's issuance of green bonds; the intended refinancing of the Partnership's bridge loan; and the timing of shuttle tanker newbuilding deliveries and the commencement of related contracts. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in exploration, production and storage of offshore oil and gas, either generally or in particular regions that would impact expected future growth, particularly in or related to North Sea, Brazil and East Coast of Canada offshore fields; shipyard delivery delays and cost overruns; delays in the commencement of charter contracts; and other factors discussed in Teekay Offshore’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2018. The Partnership expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

About Teekay Offshore Partners L.P.
Teekay Offshore Partners L.P. is a leading international midstream services provider to the offshore oil production industry, primarily focused on the ownership and operation of critical infrastructure assets in offshore oil regions of the North Sea, Brazil and the East Coast of Canada. Teekay Offshore has consolidated assets of approximately $4.9 billion, comprised of 56 offshore assets, including floating production, storage and offloading (FPSO) units, shuttle tankers (including six newbuildings), floating storage and offtake (FSO) units, long-distance towing and offshore installation vessels and a unit for maintenance and safety (UMS). The majority of Teekay Offshore’s fleet is employed on medium-term, stable contracts. Brookfield owns 100 percent of Teekay Offshore’s general partner.

Teekay Offshore's preferred units trade on the New York Stock Exchange under the symbols "TOO PR A", "TOO PR B" and "TOO PR E", respectively.

For Investor Relations enquiries contact:

Jan Rune Steinsland, Chief Financial Officer
Tel: +47 51 44 27 00
Website: www.teekayoffshore.com

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Teekay Offshore Partners L.P.
Summary Consolidated Statements of (Loss) Income

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
(in thousands of U.S. Dollars, except per unit data)	2019	2019	2018	2019	2018
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues	312,142	299,447	445,213	1,268,000	1,416,424
Voyage expenses	(32,314)	(30,906)	(39,402)	(129,910)	(151,808)
Vessel operating expenses	(107,614)	(99,400)	(108,592)	(426,951)	(437,671)
Time-charter hire expenses	(10,236)	(11,119)	(13,281)	(44,427)	(52,616)
Depreciation and amortization	(84,911)	(86,336)	(91,023)	(349,379)	(372,290)
General and administrative	(25,094)	(16,947)	(14,335)	(76,245)	(65,427)
(Write-down) and gain on sale of vessels	(342,383)	(1,498)	(16,414)	(332,125)	(223,355)
Restructuring recovery (charge)	—	—	379	—	(1,520)
Operating (loss) income	(290,410)	53,241	162,545	(91,037)	111,737

Interest expense	(48,085)	(53,767)	(53,424)	(205,709)	(199,395)
Interest income	1,012	1,776	1,215	5,111	3,598
Realized and unrealized gain (loss)
on derivative instruments	14,634	(27,600)	(40,465)	(85,195)	12,808
Equity income	26,135	3,385	5,237	32,794	39,458
Foreign currency exchange gain (loss)	6,359	(5,387)	(3,344)	2,193	(9,413)
Losses on debt repurchases	—	—	—	—	(55,479)
Other income (expense) - net	870	(101)	(40)	(1,225)	(4,602)
(Loss) income before income tax expense	(289,485)	(28,453)	71,724	(343,068)	(101,288)
Income tax recovery (expense)	3,936	(6,316)	(3,882)	(7,827)	(22,657)
Net (loss) income	(285,549)	(34,769)	67,842	(350,895)	(123,945)

Non-controlling interests in net (loss) income	147	(1,817)	1,476	(1,384)	(7,161)
Preferred unitholders' interest in net (loss) income	8,038	8,038	8,038	32,150	31,485
General partner’s interest in net (loss) income	(2,223)	(311)	443	(2,891)	(1,128)
Limited partners’ interest in net (loss) income	(291,511)	(40,679)	57,885	(378,770)	(147,141)
Limited partner's interest in net (loss) income per
common unit
- basic	(0.71)	(0.10)	0.14	(0.92)	(0.36)
- diluted	(0.71)	(0.10)	0.12	(0.92)	(0.36)
Weighted-average number of common units
- basic	411,158,400	410,801,717	410,314,977	410,727,035	410,261,239
- diluted	411,158,400	410,801,717	475,565,613	410,727,035	410,261,239
Total number of common units outstanding
at end of period	411,148,991	411,188,338	410,314,977	411,148,991	410,314,977

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Teekay Offshore Partners L.P.
Consolidated Balance Sheets

	As at	As at	As at
	December 31, 2019	September 30, 2019	December 31, 2018
(in thousands of U.S. Dollars)	(unaudited)	(unaudited)	(unaudited)
ASSETS
Current
Cash and cash equivalents	199,388	270,827	225,040
Restricted cash	17,798	17,961	8,540
Accounts receivable	204,020	168,593	141,903
Vessels held for sale	15,374	19,756	12,528
Prepaid expenses	29,887	28,136	32,199
Due from related parties	—	—	58,885
Other current assets	7,467	5,830	11,879
Total current assets	473,934	511,103	490,974

Restricted cash - long-term	89,070	—	—
Vessels and equipment
At cost, less accumulated depreciation	3,511,758	3,929,521	4,196,909
Advances on newbuilding contracts	257,017	220,186	73,713
Investment in equity-accounted joint ventures	234,627	212,589	212,202
Deferred tax asset	7,000	2,146	9,168
Due from related parties	—	—	949
Other assets	220,716	205,775	198,992
Goodwill	129,145	129,145	129,145
Total assets	4,923,267	5,210,465	5,312,052

LIABILITIES AND EQUITY
Current
Accounts payable	56,699	105,377	16,423
Accrued liabilities	140,976	111,861	129,896
Deferred revenues	53,728	57,735	55,750
Due to related parties	20,000	—	183,795
Current portion of derivative instruments	18,956	18,061	23,290
Current portion of long-term debt	353,238	358,781	554,336
Other current liabilities	14,793	4,198	15,062
Total current liabilities	658,390	656,013	978,552

Long-term debt	2,825,712	2,704,685	2,543,406
Derivative instruments	143,222	168,965	94,354
Due to related parties	—	125,000	—
Other long-term liabilities	223,877	188,147	236,616
Total liabilities	3,851,201	3,842,810	3,852,928

Equity
Limited partners - common units	505,394	796,815	883,090
Limited partners - preferred units	384,274	384,274	384,274
General Partner	12,164	14,385	15,055
Warrants	132,225	132,225	132,225
Accumulated other comprehensive income	4,410	6,504	7,361
Non-controlling interests	33,599	33,452	37,119
Total equity	1,072,066	1,367,655	1,459,124
Total liabilities and total equity	4,923,267	5,210,465	5,312,052

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Teekay Offshore Partners L.P.
Consolidated Statements of Cash Flows

	Year Ended
	December 31, 2019	December 31, 2018
(in thousands of U.S. Dollars)	(unaudited)	(unaudited)
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net loss	(350,895)	(123,945)
Adjustments to reconcile net loss to net operating cash flow:
Unrealized loss (gain) on derivative instruments	50,956	(53,419)
Equity income, net of dividends received of $17,655 (2018 - $6,200)	(15,139)	(33,258)
Depreciation and amortization	349,379	372,290
Write-down and (gain) on sale of vessels	332,125	223,355
Deferred income tax expense	3,161	18,606
Amortization of in-process revenue contracts	(15,062)	(35,219)
Expenditures for dry docking	(15,890)	(21,411)
Other	(31,142)	16,871
Change in non-cash working capital items related to operating activities	12,416	(83,227)
Net operating cash flow	319,909	280,643
FINANCING ACTIVITIES
Proceeds from long-term debt	492,517	734,698
Scheduled repayments of long-term debt and settlement of related swaps	(410,429)	(567,298)
Prepayments of long-term debt and settlement of related swaps	—	(457,426)
Financing issuance costs	(23,755)	(14,128)
Proceeds from financing related to sales and leaseback of vessels	23,800	—
Proceeds from issuance of preferred units	—	120,000
Expenses relating to equity offerings	—	(3,997)
Proceeds from credit facility due to related parties	95,000	125,000
Prepayments of credit facility due to related parties	(200,000)	—
Cash distributions paid by the Partnership	(32,150)	(46,675)
Cash distributions paid by subsidiaries to non-controlling interests	(3,636)	(12,048)
Cash contributions paid from non-controlling interests to subsidiaries	1,500	1,500
Other	(865)	(964)
Net financing cash flow	(58,018)	(121,338)
INVESTING ACTIVITIES
Net payments for vessels and equipment, including advances on newbuilding
contracts and conversion costs	(214,670)	(233,736)
Proceeds from sale of vessels and equipment	33,341	30,049
Investment in equity-accounted joint ventures	(7,886)	(3,000)
Direct financing lease payments received	—	5,414
Acquisition of companies from Teekay Corporation (net of cash acquired of $26.6	—	25,254
million)
Net investing cash flow	(189,215)	(176,019)
Increase (decrease) in cash, cash equivalents and restricted cash	72,676	(16,714)
Cash, cash equivalents and restricted cash, beginning of the year	233,580	250,294
Cash, cash equivalents and restricted cash, end of the year	306,256	233,580

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Definitions and Non-GAAP Financial Measures
This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the U.S. Securities and Exchange Commission (SEC). These non-GAAP financial measures, including Consolidated Adjusted EBITDA, Adjusted EBITDA and Adjusted Net Income, are intended to provide additional information and should not be considered substitutes for measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized meanings, and may not be comparable to similar measures presented by other companies. These non-GAAP measures are used by management, and the Partnership believes that these supplementary metrics assist investors and other users of its financial reports in comparing financial and operating performance of the Partnership across reporting periods and with other companies.

Non-GAAP Financial Measures
Consolidated Adjusted EBITDA represents net (loss) income before interest, taxes, and depreciation and amortization and is adjusted to exclude certain items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance. Such adjustments include vessel write-downs, gains or losses on the sale of vessels, unrealized gains or losses on derivative instruments, foreign exchange gains or losses, losses on debt repurchases, and certain other income or expenses. Consolidated Adjusted EBITDA also excludes realized gains or losses on interest rate swaps as management, in assessing the Partnership's performance, views these gains or losses as an element of interest expense, and realized gains or losses on derivative instruments resulting from amendments or terminations of the underlying instruments. Consolidated Adjusted EBITDA also excludes equity income as the Partnership does not control its equity-accounted investments, and as a result, the Partnership does not have the unilateral ability to determine whether the cash generated by its equity-accounted investments is retained within the entity in which the Partnership holds the equity-accounted investment or distributed to the Partnership and other owners. In addition, the Partnership does not control the timing of any such distributions to the Partnership and other owners.

Adjusted EBITDA represents Consolidated Adjusted EBITDA further adjusted to include the Partnership's proportionate share of consolidated adjusted EBITDA from its equity-accounted joint ventures and to exclude the non-controlling interests' proportionate share of the consolidated adjusted EBITDA from the Partnership's consolidated joint ventures. Readers are cautioned when using Adjusted EBITDA as a liquidity measure as the amount contributed from Adjusted EBITDA from the equity-accounted investments may not be available or distributed to the Partnership in the periods such Adjusted EBITDA is generated by the equity-accounted investments. Please refer to Appendices A and C of this release for reconciliations of Adjusted EBITDA to net (loss) income and equity income, respectively, the most directly comparable GAAP measures reflected in the Partnership’s consolidated financial statements.

Adjusted Net Income represents net (loss) income adjusted to exclude the impact of certain items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance consistent with the calculation of Adjusted EBITDA. Adjusted Net Income includes realized gains or losses on interest rate swaps as an element of interest expense and excludes income tax expenses or recoveries from changes in valuation allowance or uncertain tax provisions. Please refer to Appendix B of this release for a reconciliation of this non-GAAP financial measure to net (loss) income, the most directly comparable GAAP measure reflected in the Partnership’s consolidated financial statements.

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Teekay Offshore Partners L.P.
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted EBITDA

	Three Months Ended		Year Ended
	December 31,		December 31,
	2019	2018	2019	2018
(in thousands of U.S. Dollars)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net (loss) income	(285,549)	67,842	(350,895)	(123,945)
Depreciation and amortization	84,911	91,023	349,379	372,290
Interest expense, net of interest income	47,073	52,209	200,598	195,797
Income tax (recovery) expense	(3,936)	3,882	7,827	22,657
EBITDA	(157,501)	214,956	206,909	466,799
Add (subtract) specific income statement items affecting EBITDA:
Write-down and (gain) on sale of vessels	342,383	16,414	332,125	223,355
Realized and unrealized (gain) loss on derivative instruments	(14,634)	40,465	85,195	(12,808)
Equity income	(26,135)	(5,237)	(32,794)	(39,458)
Foreign currency exchange (gain) loss	(6,359)	3,344	(2,193)	9,413
Losses on debt repurchases	—	—	—	55,479
Other (income) expense - net	(870)	40	1,225	4,602
Realized loss on foreign currency forward contracts	(1,495)	(1,470)	(5,054)	(1,228)
Total adjustments	292,890	53,556	378,504	239,355
Consolidated Adjusted EBITDA	135,389	268,512	585,413	706,154
Add: Adjusted EBITDA from equity-accounted vessels (See Appendix C)	34,198	25,270	97,849	92,637
Less: Adjusted EBITDA attributable to non-controlling interests (1)	(2,440)	(4,234)	(11,364)	(16,270)
Adjusted EBITDA	167,147	289,548	671,898	782,521
(1)Adjusted EBITDA attributable to non-controlling interests is summarized in the table below.

	Three Months Ended		Year Ended
	December 31,		December 31,
	2019	2018	2019	2018
(in thousands of U.S. Dollars)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net (loss) income attributable to non-controlling interests	147	1,476	(1,384)	(7,161)
Depreciation and amortization	2,006	2,809	10,525	14,617
Interest expense, net of interest income	308	439	1,470	2,064
EBITDA attributable to non-controlling interests	2,461	4,724	10,611	9,520
Add (subtract) specific income statement items affecting EBITDA:
(Gain) on sale and write-down of vessels	—	(500)	746	6,711
Foreign currency exchange (gain) loss	(21)	10	7	39
Total adjustments	(21)	(490)	753	6,750
Adjusted EBITDA attributable to non-controlling interests	2,440	4,234	11,364	16,270

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Teekay Offshore Partners L.P.
Appendix B - Reconciliation of Non-GAAP Financial Measures
Adjusted Net Income

	Three Months Ended		Year Ended
	December 31,		December 31,
	2019	2018	2019	2018
(in thousands of U.S. Dollars, except per unit data)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net (loss) income	(285,549)	67,842	(350,895)	(123,945)
Adjustments:
Net (loss) income attributable to non-controlling interests	147	1,476	(1,384)	(7,161)
Net (loss) income attributable to the partners and preferred unitholders	(285,696)	66,366	(349,511)	(116,784)
Add (subtract) specific items affecting net (loss) income:
Write-down and (gain) on sale of vessels	342,383	16,414	332,125	223,355
Unrealized (gain) loss on derivative instruments	(25,970)	34,719	50,956	(52,047)
Realized loss on interest rate swap amendments	5,000	—	14,000	16,250
Foreign currency exchange (gain) loss (1)	(6,359)	3,201	(2,629)	6,532
Losses on debt repurchases	—	—	—	55,479
Other (income) expense - net	(870)	40	1,225	4,602
Deferred income tax (recovery) expense relating to Norwegian tax structure	(4,900)	2,719	2,126	18,822
Other adjustments (2)	—	—	—	2,164
Adjustments related to equity-accounted vessels (3)	(3,813)	6,514	11,157	(2,036)
Adjustments related to non-controlling interests (4)	21	490	(753)	(6,750)
Total adjustments	305,492	64,097	408,207	266,371
Adjusted net income attributable to the partners and preferred	19,796	130,463	58,696	149,587
unitholders

Preferred unitholders' interest in adjusted net income	8,038	8,038	32,150	31,485
General Partner's interest in adjusted net income	89	931	202	898
Limited partners' interest in adjusted net income	11,669	121,494	26,344	117,204
Limited partners' interest in adjusted net income per common unit, basic	0.03	0.30	0.06	0.29
Weighted-average number of common units outstanding, basic	411,158,400	410,314,977	410,727,035	410,261,239
(1)Foreign currency exchange (gain) loss primarily relates to the Partnership's revaluation of all foreign currency-denominated assets and liabilities based on the prevailing exchange rate at the end of each reporting period and unrealized gain or loss related to the Partnership's cross-currency swaps related to the Partnership's Norwegian Krone (NOK) bonds, and excludes the realized gain or loss relating to the Partnership's cross-currency swaps and NOK bonds.
(2)Other adjustments primarily reflects voyage expenses, vessel operating expense, depreciation and amortization expense and general and administrative expenses relating to vessels undergoing upgrades or newbuilding vessels prior to the commencement of their respective charter contracts.
(3)Reflects the Partnership's proportionate share of specific items affecting the net income of the Cidade de Itajai FPSO unit and Libra FPSO unit equity-accounted joint ventures, including the unrealized gain or loss on derivative instruments and the foreign exchange gain or loss.
(4)Items affecting net (loss) income include amounts attributable to the Partnership’s consolidated non-wholly-owned subsidiaries. Each item affecting net (loss) income is analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to arrive at the non-controlling interests’ share of the amount. The adjustments relate to the gain on sale or write-down of vessels and foreign currency exchange gain or loss within the Partnership's consolidated non-wholly-owned subsidiaries.

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Teekay Offshore Partners L.P.
Appendix C - Reconciliation of Non-GAAP Financial Measures
Adjusted EBITDA From Equity-Accounted Vessels

	Three Months Ended		Three Months Ended
	December 31, 2019		December 31, 2018
(in thousands of U.S. Dollars)	(unaudited)		(unaudited)
	At 100%	Partnership's 50%	At 100%	Partnership's 50%
Revenues	84,543	42,272	77,566	38,783
Vessel and other operating expenses	(16,148)	(8,074)	(27,026)	(13,513)
Depreciation and amortization	(15,670)	(7,835)	(15,905)	(7,952)
Operating income of equity-accounted vessels	52,725	26,363	34,635	17,318
Net interest expense	(6,870)	(3,435)	(11,441)	(5,721)
Realized and unrealized gain (loss) on derivative instruments (1)	6,307	3,154	(13,325)	(6,663)
Foreign currency exchange gain	406	203	314	157
Total other items	(157)	(78)	(24,452)	(12,227)
Net income / equity income of equity-accounted vessels	52,568	26,285	10,183	5,091
before income tax (expense) recovery
Income tax (expense) recovery	(300)	(150)	291	146
Net income / equity income of equity-accounted vessels	52,268	26,135	10,474	5,237
Depreciation and amortization	15,670	7,835	15,905	7,952
Net interest expense	6,870	3,435	11,441	5,721
Income tax expense (recovery)	300	150	(291)	(146)
EBITDA	75,108	37,555	37,529	18,764
Add (subtract) specific items affecting EBITDA:
Realized and unrealized (gain) loss on derivative instruments (1)	(6,307)	(3,154)	13,325	6,663
Foreign currency exchange gain	(406)	(203)	(314)	(157)
Adjusted EBITDA from equity-accounted vessels	68,395	34,198	50,540	25,270
(1)Realized and unrealized (loss) gain on derivative instruments includes an unrealized gain of $7.2 million ($3.6 million at the Partnership’s 50% share) for the three months ended December 31, 2019 and an unrealized loss of $13.3 million ($6.7 million at the Partnership’s 50% share) for the three months ended December 31, 2018 related to interest rate swaps for the Cidade de Itajai and Libra FPSO units.

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	Year Ended		Year Ended
	December 31, 2019		December 31, 2018
(in thousands of U.S. Dollars)	(unaudited)		(unaudited)
	At 100%	Partnership's 50%	At 100%	Partnership's 50%
Revenues	261,574	130,787	262,205	131,103
Vessel and other operating expenses	(65,877)	(32,938)	(76,931)	(38,466)
Depreciation and amortization	(65,067)	(32,534)	(61,893)	(30,947)
Operating income of equity-accounted vessels	130,630	65,315	123,381	61,690
Net interest expense (1)	(39,499)	(19,749)	(37,166)	(18,585)
Realized and unrealized loss on derivative instruments(2)	(25,053)	(12,527)	(7,047)	(3,523)
Foreign currency exchange gain	10	5	636	318
Total other items	(64,542)	(32,271)	(43,577)	(21,790)
Net income / equity income of equity-accounted vessels	66,088	33,044	79,804	39,900
before income tax expense
Income tax expense	(501)	(250)	(883)	(442)
Net income / equity income of equity-accounted vessels	65,587	32,794	78,921	39,458
Depreciation and amortization	65,067	32,534	61,893	30,947
Net interest expense(1)	39,499	19,749	37,166	18,585
Income tax expense	501	250	883	442
EBITDA	170,654	85,327	178,863	89,432
Add (subtract) specific items affecting EBITDA:
Realized and unrealized loss on derivative instruments(2)	25,053	12,527	7,047	3,523
Foreign currency exchange gain	(10)	(5)	(636)	(318)
Adjusted EBITDA from equity-accounted vessels	195,697	97,849	185,274	92,637
(1)Net interest expense for the year ended December 30, 2018 includes an unrealized gain of $9.7 million ($4.9 million at the Partnership's 50% share) related to interest rate swaps designated and qualifying as cash flow hedges for the Libra FPSO unit.
(2)Realized and unrealized loss on derivative instruments includes an unrealized loss of $22.4 million ($11.2 million at the Partnership’s 50% share) for the year ended December 31, 2019 and an unrealized loss of $6.3 million ($3.1 million at the Partnership’s 50% share) for the year ended December 31, 2018 related to interest rate swaps for the Cidade de Itajai FPSO unit.

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